UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2006

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


        This Report includes the following documents:

1. A press release from Pearson plc announcing Interim Results







31 July 2006


--------------------------------------------------------------------------------
PEARSON 2006 INTERIM RESULTS


- Good start to the year. Sales up 8%; adjusted operating profit up 57% to GBP73m.

- Sustained organic growth and market share gains. Pearson Education salesup 11% with leading position in US School new adoption market and 4% growth in US Higher Education; FT Group sales up 6% with FT advertising revenues up 11%; Penguin sales up 2%.

- Strong profit growth in all businesses. Pearson Education, traditionally loss-making in the first half, breaks even (loss of GBP21m in 2005). FT Group profits up 23% to GBP55m and Penguin profits up 38% to GBP18m.

- Full-year outlook maintained. Pearson's profits are always heavily weighted to the second half of the year. With this first-half performance, we continue to expect strong earnings growth and cash generation and a further significant rise in our return on invested capital in 2006.

Marjorie Scardino, chief executive, said: "These results provide further evidence of the quality and potential of our business. All parts of Pearson are making strong progress, and our steady investment in new content and services is paying off with sustained organic growth, market share gains and margin improvement. We remain confident that 2006 will be another good year for Pearson both in competitive and financial terms."



GBP millions           Half year  Half year  Headline  Underlying   Full year
                           2006       2005     growth     growth         2005

Business performance
Sales                     1,878      1,613        16%          8%      4,096
Adjusted operating
profit                       73         33        --          57%        506
Adjusted profit/
(loss) before tax            31         (6)       --          --         422
Adjusted earnings/
(loss)                        9        (14)       --          --         272
Adjusted earnings/
(loss) per share            1.1p      (1.8)p      --          --        34.1p
Operating cash
flow                       (183)      (196)        7%         --         570
Free cash flow             (250)      (265)        6%         --         431
Net debt                  1,611      1,298       (24)%        --         996

Statutory results
Operating profit             65         73       (11)%        --         536
Profit before tax            25         48       (48)%        --         466
Basic earnings                7        337        --          --         624
Basic earnings per
share                       0.9p      42.3p       --          --        78.2p

Dividend per share         10.5p      10.0p        5%         --        27.0p



Note: Statutory operating profit for 2005 included a GBP40m profit on the sale of our investment in CBSMarketWatch. Statutory basic earnings for 2005 included CBSMarketWatch and a GBP302m profit on the sale of Recoletos.


Throughout this statement, we refer to business performance measures for total operations and growth rates on an underlying basis unless otherwise stated. 'Underlying' means growth excluding currency impact and businesses acquired or sold. The 'business performance' measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes to the accounts 2, 5, 7, 12 and 14. Profit measures within business performance are presented on an adjusted basis to exclude: i) other net gains and losses arising in connection with the sale of subsidiaries, investments and associates; ii) amortisation of acquired intangible assets; and iii) short-term fluctuations in the market value of financial instruments (under IAS39) and other currency movements (under IAS21).


2006 OUTLOOK

Due to the seasonal bias of our book publishing businesses, Pearson makes most of its sales and almost all of its profits in the second half.

However, based on our trading performance in the first half, we remain confident that 2006 will be another good year for Pearson as we continue to increase margins and grow faster than our markets. We expect to achieve strong underlying earnings growth, good cash generation and a further significant improvement in return on invested capital. Our outlook for the full year remains:

- Pearson Education (65% of 2005 sales; 68% of operating profit) expected to achieve underlying sales growth in the 3-5% range, with similar rates of growth in each of its three worldwide businesses (School, Higher Education and Professional). School and Professional, which achieved very strong growth in the first half, will face tougher comparables in the second half of the year. We expect margins to improve in School and Professional and to be stable in Higher Education.

- Penguin (20% of 2005 sales; 12% of operating profit) expected to grow at a similar rate to 2005 with margins improving steadily as we benefit from efficiency gains.

- Financial Times Group (15% of 2005 sales; 20% of operating profit) expected to achieve a further significant profit improvement. The Financial Times continues to show good momentum, with circulation up 5% and advertising revenues up 11% in the first half. IDC expects another good year, benefiting from similar business conditions to 2005, steady organic growth and the contribution of recent acquisitions.

Acquisitions.
In the first half we invested a total of GBP273m in a series of acquisitions in education and the FT Group. For the full year, we expect these acquisitions to have a broadly neutral effect on adjusted earnings per share as a result of integration spend in the second half and the interest charge on our higher level of net debt. We expect these acquisitions to enhance Pearson's adjusted earnings per share and return on invested capital in 2007, their first full year under our ownership.

Interest and tax.
We expect our interest charge to be a little higher than in 2005, as a result of our higher level of net debt. We expect our effective tax rate to be in the 32-34% range.

Cash.
We expect another good cash performance, well ahead of our 80% target conversion threshold.

Exchange rates.
Pearson generates around two-thirds of its sales in the US and each five cent change in the average GBP:$ exchange rate for the full year (which in 2005 was GBP1:$1.81) would have a translation impact of approximately 1p on adjusted earnings per share. The average rate during the first half of 2006 was GBP1:$1.79 and the closing rate at the end of June was GBP1:$1.85.


For more information:

Luke Swanson / Simon Mays-Smith / Deborah Lincoln + 44 (0) 20 7010 2310


Pearson's results presentation for investors and analysts will be webcast live today from 09.00 (BST) and available for replay from 12.00 (BST) via www.pearson.com. We are holding a conference call for US investors today at
15.00 (BST) / 10.00 (EDT). To participate please dial in on +1 718 354 1175 (inside the US) or +44 (0)208 974 7900 (outside the US), participant code
C 348483. Video interviews with Marjorie Scardino and Robin Freestone are also available at www.pearson.com. High resolution photographs are available for the media at www.newscast.co.uk.


OVERVIEW

Pearson's sales increased 8% in the first half of the year and adjusted operating profits increased by 57% to GBP73m. Adjusted earnings per share improved to 1.1p, from a loss of (1.8)p in 2005.

Operating cash flow improved by GBP13m to GBP(183)m and our average working capital to sales ratio improved to 27.3% (from 28.7% in the first half of 2005).

Our statutory results show a reduction in operating profit to GBP65m (GBP73m in 2005, including a GBP40m profit on the sale of our stake in CBSMarketWatch). Statutory earnings for the period were GBP7m, compared with GBP337m in the first half of 2005 which included a GBP302m profit on the sale of Recoletos, our Spanish media group. Excluding those one-off gains on disposals, our statutory profit was GBP12m higher than in 2005.

Our net borrowings, which peak at the half-year stage, increased to GBP1,611m (GBP1,298m in 2005), largely as a result of a series of bolt-on acquisitions in education (including Promissor, PBM, National Evaluation Systems, PowerSchool and Chancery) and financial information (Quote.com). Our total investment in all acquisitions in the first half was GBP273m.

The board has declared an interim dividend of 10.5p per share, a 5% increase on 2005, reflecting this strong financial performance and its confidence in the outlook for the full year.



GBP millions           Half year  Half year      Headline  Underlying Full year
                            2006       2005        growth     growth      2005

Sales
School                      625        518            21%        10%     1,295
Higher
Education                   206        192             7%         3%       779
Professional                316        243            30%        20%       589
---------------         ---------  ---------      --------  ---------  ---------
Pearson
Education                 1,147        953            20%        11%     2,663
FT Publishing               179        164             9%         9%       332
IDC                         165        143            15%         3%       297
---------------         ---------  ---------      --------  ---------  ---------
FT Group                    344        307            12%         6%       629
Penguin                     387        353            10%         2%       804

Total
continuing                1,878      1,613            16%         8%     4,096

Adjusted operating
profit
School                       36         16            --         46%       147
Higher
Education                   (53)       (45)          (18)%      (13)%      156
Professional                 17          8            --         60%        45
---------------         ---------  ---------      --------  ---------  ---------
Pearson
Education                     0        (21)           --         --        348
FT Publishing                13          6            --         --         21
IDC                          42         38            11%         8%        80
---------------         ---------  ---------      --------  ---------  ---------
FT Group                     55         44            25%        23%       101
Penguin                      18         13            38%        38%        60

Total
continuing                   73         36            --         57%       509
Discontinued
(Recoletos)                  --         (3)                                (3)

Total                        73         33            --         57%       506



SCHOOL


GBP millions      First half  First half    Headline  Underlying       Full year
                      2006         2005     growth      growth            2005

Sales                  625          518        21%         10%           1,295
Adjusted
operating
Profit                  36           16        --          46%             147



Further share gains in the US

- Market-leading performance in US school publishing. Strong first-half sales growth, benefiting from earlier phasing of our major state adoption wins compared with 2005.

- Pearson takes an estimated 30% market share of total new adoptions (and
  33% where we competed), and makes a strong start in open territories. Pearson takes the #1 or #2 market share of new adoptions in reading, maths, science and social studies.

- #1 position in Elementary Social Studies in California with an innovative new digital programme. It has so far taken a 41% share, reaching more than 1.5m students.

- Testing business, benefiting from excellent record of contract wins in 2005, continues to gain share with new long-term contracts in Illinois, Maryland, Mississippi and New York. Rapid growth in online assessment, with pilots underway in nine states and 1.4 million secure online tests delivered in the first half.

- Curriculum software continues to show good growth with increasing adoption of technology in schools and new version releases for some of our major programmes including Waterford and NovaNet.


Good growth in International, with strong performance in Canada, Europe and Latin America

- International English Language Teaching business outperforms market, capitalising on growing demand for English language proficiency and local adaptations of new and established global programmes. English Adventure, developed with Disney for the ELT primary market, gains share with new versions for Asia and Latin America building on the success already achieved in Europe.

- UK school businesses benefit from technology leadership. In school testing, we have marked a total of 8 million GCSE, AS and A-Level scripts onscreen, and we are piloting a programme to provide students and their parents - in addition to schools - with online access to question-level examination performance data. Our new science qualification, textbook, e-learning and teacher support programmes, designed for major changes in science curriculum in 2006, are gaining significant market share.


Bolt-on acquisitions adding breadth, scale and value

- School testing business gains scale and enters a new growth market through the acquisition of National Evaluation Systems, America's leading provider of certification tests for the teaching profession.

- School technology business transformed through the acquisitions of Chancery and PowerSchool, the #2 and #3 providers of student information systems to US schools. Pearson now has an installed base of 29,200 schools serving 25 million students - close to half of all school students in America.

- Pearson gains a leading position in the Italian school publishing market through the acquisition of Paravia Bruno Mondadori.


Healthy outlook 2007-2009

- US school new adoption market expected to grow strongly from 2007- 2009 (estimated at $660m in 2006; $800m in '07; $900m in '08; $1bn in '09).

- US state tax receipts - the major source of school funding - remain healthy. According to the Rockefeller Institute, state tax receipts grew by 6.8% in Q1 2006 with all three major categories (personal income tax, sales tax and corporate income tax) showing solid growth.

- Increasing technology adoption by US schools and shift of No Child Left Behind policies from implementation to remediation creates favourable environment for Pearson's mix of curriculum, assessment and technology services.


HIGHER EDUCATION

GBP millions         First half  First half    Headline  Underlying  Full year
                           2006        2005      growth      growth       2005

Sales                       206         192         7%          3%         779
Adjusted operating
            profit         (53)        (45)      (18)%       (13)%         156



Investments generate higher first half losses . . .

- Pearson's Higher Education business is traditionally loss-making in the first half, as it invests ahead of two major selling seasons in the US: July / August (ahead of the first college semester) and December (ahead of the second semester).

- Worldwide Higher Education sales growth of 3%; good growth in the US (up 4%).

- First half losses increase to GBP53m (GBP45m in 2005) as Pearson invests in new content and online services.

.. . . and sustainable competitive advantage

- Pearson's US Higher Education business, the market leader, has grown ahead of the industry for seven straight years.

- Strong performance from major schedule of 1st editions with major new titles in Economics, Algebra, Accounting, Psychology and Written Composition.

- Rapid growth from online homework and assessment services including MyMathLab and Mastering Physics. More than 900,000 US college students register for Pearson's online learning programme in the first half, an increase of 29%. Evaluation studies show significant learning gains for students and efficiency improvements for institutions.

- New online homework and assessment programmes in economics, psychology and developmental writing to be launched in the second half.

- Continued strong growth from custom publishing as Pearson extends leadership in print custom publishing to custom media and full service curriculum solutions.

- Further innovation in product models and student channels. Pearson is piloting downloadable audio study guides; digital textbooks;
  purchasing-by-the-chapter; and an online store for all our higher education materials.

- International Higher Education business continuing to invest in global and local authors, publishing in new languages, online learning tools and custom publishing, and new markets in Asia and the Middle East.



PROFESSIONAL


GBP millions         First half  First half   Headline  Underlying      Full year
                         2006        2005     growth      growth           2005

Sales                     316         243        30%         20%            589
Adjusted operating
            profit         17           8        --          60%             45



Note: At the beginning of 2006 we transferred Brady Games, our video games imprint, out of Professional and into Penguin. This move reduces Professional sales by GBP6m in the first half. There is no operating profit impact.


Professional Testing

- Substantial revenue and profit growth, as major contracts continue to build and business emerges from investment phase.

- Successful execution on major new contracts. Graduate Management Admissions Test now being administered through Pearson's network of more than 4,000 test centres in 145 countries, the world's largest.

- Promissor, acquired in January 2006, performing well. Acquisition brings additional scale in professional testing and enables Pearson to enter new US state and federal regulatory markets.


Government Solutions

- Exceptional revenue growth in the first half, benefiting from phasing of US Department of Health Medicaid contract (which is expected to reverse in the second half).

- New contract wins with the US Defense Information Systems Agency and governments of Argentina and Mexico; strong pipeline of new long-term business opportunities in the second half.


Technology Publishing

- Worldwide technology publishing business maintaining market share despite weak industry conditions.

- Further cost actions: continued reduction in publishing list and overheads; consumer technology business transferred to Penguin to gain additional scale in distribution.



FINANCIAL TIMES GROUP


GBP millions                 Half year  Half year  Headline  Underlying Full year
                               2006       2005    growth      growth       2005

Sales
FT Publishing                   179        164         9%         9%       332
IDC                             165        143        15%         3%       297

Total                           344        307        12%         6%       629


Adjusted operating profit
FT Publishing                    13          6        --         --         21
IDC                              42         38        11%         8%        80

Total                            55         44        25%        23%       101



FT Publishing

- Financial Times sales up 10% to GBP119m and profit improved to GBP5m (loss of GBP2m in first half of 2005).

- FT advertising revenues up 11%, continuing steady acceleration in advertising revenue growth. 20%+ growth in financial, luxury goods and online advertising; more than 80% of advertising revenue improvement converted to profit in the first half.

- FT's average circulation 447,000 for the first six months, up 5%; 86,000 FT.com subscribers in June, up 11% (on the same period last year).

- Deeper integration of the FT's print and online editorial processes under way. Reinforcement of print and online teams through senior appointments and reorganisation.

- Circulation up 2% at Les Echos to 120,000, FT Deutschland level at 102,000; The Economist up 9% up to 1,096,000 (for the July-December ABC period).

- Strong performance of the portfolio of finance titles, websites and events at FT Business, with sales up 15% and improved margins in institutional finance titles.

Interactive Data Corporation

- Underlying sales growth of 3% with increased business with existing customers and 95%+ renewal rate within its Institutional Services segment.

- Demand for fixed income evaluations and related reference data drives new sales for FT Interactive Data, which grew over 6% excluding the impact of foreign exchange.

- Steady international expansion; working with some of largest clients to pursue enterprise-wide opportunities that involve offering multiple Interactive Data businesses.

- IS. Teledata integration progressing well; re-branded Interactive Data Managed Solutions in July 2006.

- e-Signal, which provides real time financial market data to financial professionals and active traders, continues to expand its direct subscriber base and online advertising across its family of financial websites, which together rank among the top 10 financial destinations. Quote.com integration progressing well.

- CMS BondEdge introduction of fixed income analytical data feed service well received by customers.

- IDC reported second-quarter and first-half 2006 results on 27 July 2006, available at www.interactivedatacorp.com .




PENGUIN


GBP millions     First half  First half    Headline  Underlying       Full year
                      2006        2005       growth      growth            2005

Sales                  387         353          10%          2%             804
Adjusted operating
            profit      18          13          38%         38%              60



Note: At the beginning of 2006 we transferred Brady Games, our video games imprint, out of our Professional segment and into Penguin. This move increases Penguin sales by GBP6m in the first half. There is no operating profit impact.

- Continued margin improvement, with sales up 2% and profits up 38%.

- Record bestseller performance with 85 titles on New York Times bestseller lists and 43 top ten bestsellers in UK. Brand name author bestsellers and newly created bestsellers including titles by Patricia Cornwell, Clive Cussler, Nathaniel Philbrick, Anthony Horowitz, Tyler Perry, Kim Edwards, Jeremy Clarkson, Jane Green and Marina Lewycka.

- Major literary awards. Penguin authors win a Pulitzer Prize for the second year in a row - this year the Pulitzer Prize for Fiction (Geraldine
  Brooks for March), two Orange Prizes (Zadie Smith for On Beauty and debut writer Naomi Alderman for Disobedience), and two Whitbread Prizes (Ali Smith for Accidental and Hilary Spurling for Matisse: the Master).

- Strong second half publishing list, including bestselling authors Thomas Pynchon, Nora Roberts, Clive Cussler, Carly Fiorina, John Dean, Jamie Oliver, Jeremy Clarkson, Sue Townsend, Eoin Colfer and Kylie Minogue.

- Successful innovation with new formats. Penguin authors published in new "Premium Paperback" format achieve higher sales than with their previous traditional mass market titles.

- Strong backlist performance with innovative publishing and marketing.
  New editions and lines introduced for the 60th Anniversary of the Penguin Classics, including Red Classics and Penguin Epics in the UK, and Penguin Graphic Classics, and a successful partnership with the National Basketball Association in the US.

- Further efficiency gains. Continued programme to capitalise on combined scale of Penguin and Pearson Education in book publishing, with shared warehousing, distribution, purchasing and information technology.

- Investment in new digital channels and formats, including Penguin online bookstores, e-books, digital audio and podcasts, to reach new audiences.


- Continued investment in India, where Penguin has #1 market share, with expansion of local language publishing programme, and shift of some travel and illustrated reference pre-production processes to Delhi.


ENDS


Except for the historical information contained herein, the matters discussed in this press release include forward-looking statements that involve risk and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. These risks and uncertainties include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in the company's publicly-filed documents, including the company's Annual Report on form 20-F. The company undertakes no obligation to update publicly any forward looking statement, whether as a result of new information, future events or otherwise.



Condensed consolidated income statement

For the six months to 30 June 2006


-------------------------------              -----   -------   -------   -------

                                                        2006      2005      2005
all figures in GBPillions                    note  half year half year full year
-------------------------------              -----   -------   -------   -------

Continuing operations

Sales                                          2     1,878     1,613     4,096
Cost of goods sold                                    (933)     (812)   (2,022)
-------------------------------              -----   -------   -------   -------
Gross profit                                           945       801     2,074

Operating expenses                                    (890)     (776)   (1,592)
Other net gains and losses                     3         -        40        40
Share of results of joint ventures
and associates                                          10         8        14
-------------------------------              -----   -------   -------   -------
Operating profit                               2        65        73       536

Finance costs                                  4       (70)      (69)     (132)
Finance income                                 4        30        44        62
-------------------------------              -----   -------   -------   -------
Profit before tax                              5        25        48       466
Income tax                                     6        (8)       (2)     (124)
-------------------------------              -----   -------   -------   -------
Profit for the period from
continuing operations                                   17        46       342

Discontinued operations

Profit for the period from
discontinued operations                        8         -       300       302
-------------------------------              -----   -------   -------   -------
Profit for the period                                   17       346       644

Attributable to:
Equity holders of the Company                            7       337       624
Minority interest                                       10         9        20
-------------------------------              -----   -------   -------   -------

Earnings per share from continuing and discontinued operations
Basic                                          7       0.9p     42.3p     78.2p
Diluted                                        7       0.9p     42.2p     78.1p

Earnings per share from continuing operations
Basic                                          7       0.9p      4.6p     40.4p
Diluted                                        7       0.9p      4.6p     40.3p



The results are presented under IFRS (see note 1). The figures for the six months to 30 June 2006 and 30 June 2005 have not been audited or reviewed.



Condensed consolidated statement of recognised income and expense for the six months to 30 June 2006

-------------------------------                      -------  -------  -------
                                                        2006     2005     2005
all figures in GBP millions                    note     half     half     full
                                                        year     year     year
-------------------------------               -----  -------  -------  -------

Net exchange differences on
translation of foreign operations                       (228)     191      327
Actuarial gains / (losses) on defined benefit pension
and post retirement
medical schemes                                           96      (31)      26
Taxation on items taken directly to
equity                                                     -        -       12
-------------------------------                 -----  -------  -------  -------
Net income / (expense) recognised
directly in equity                                      (132)     160      365
Profit for the financial period                           17      346      644
-------------------------------                 -----  -------  -------  -------
Total recognised income and expense
for the financial period                                (115)     506    1,009

Attributable to:
Equity holders of the Company                    13     (125)     497      989
Minority interest                                         10        9       20
-------------------------------                 -----  -------  -------  -------

Effect of transition adjustment on adoption of
IAS 39
Attributable to:
Equity holders of the Company                              -      (12)     (12)



Condensed consolidated balance sheet

as at 30 June 2006

-------------------------------      ------     -------     -------     -------
                                                  2006        2005        2005
all figures in GBP millions           note   half year   half year   full year
-------------------------------      ------     -------     -------     -------

Non-current assets
Property, plant and equipment                      363         359         384
Intangible assets                       11       3,869       3,506       3,854
Investments in joint ventures and
associates                                          33          42          36
Deferred income tax assets                         391         404         385
Financial assets - Derivative
financial instruments                               39          63          79
Other financial assets                              18          17          18
Other receivables                                  120         100         108
-------------------------------       ------     -------     -------     -------
                                                 4,833       4,491       4,864
Current assets
Intangible assets - pre-publication                442         402         426
Inventories                                        462         401         373
Trade and other receivables                        976       1,003       1,031
Financial assets - Derivative
financial instruments                               31          49           4
Cash and cash equivalents
(excluding overdrafts)                             649         810         902
-------------------------------       ------     -------     -------     -------
                                                 2,560       2,665       2,736
-------------------------------       ------     -------     -------     -------
Total assets                                     7,393       7,156       7,600

Non-current liabilities
Financial liabilities - Borrowings              (1,703)     (1,832)     (1,703)
Financial liabilities - Derivative
financial instruments                              (37)         (5)        (22)
Deferred income tax liabilities                   (202)       (148)       (204)
Retirement benefit obligations                    (270)       (436)       (389)
Provisions for other liabilities
and charges                                        (14)        (35)        (31)
Other liabilities                                 (110)       (139)       (151)
-------------------------------       ------     -------     -------     -------
                                                (2,336)     (2,595)     (2,500)
Current liabilities
Trade and other liabilities                       (866)       (779)       (974)
Financial liabilities - Borrowings                (590)       (368)       (256)
Financial liabilities - Derivative
financial instruments                                -         (15)          -
Current income tax liabilities                    (110)        (88)       (104)
Provisions for other liabilities
and charges                                        (27)        (17)        (33)
-------------------------------       ------     -------     -------     -------
                                                (1,593)     (1,267)     (1,367)
-------------------------------       ------     -------     -------     -------
Total liabilities                               (3,929)     (3,862)     (3,867)
-------------------------------       ------     -------     -------     -------
Net assets                                       3,464       3,294       3,733

Share capital                                      202         201         201
Share premium                                    2,479       2,475       2,477
Reserves                                           610         472         886
-------------------------------       ------     -------     -------     -------
Total equity attributable to equity
holders of the Company                           3,291       3,148       3,564
Minority interest                                  173         146         169
-------------------------------       ------     -------     -------     -------
Total equity                            13       3,464       3,294       3,733



Condensed consolidated cash flow statement

for the six months to 30 June 2006

--------------------------------       -----     -------     -------     -------

                                                   2006        2005        2005
all figures in GBP millions             note   half year   half year   full year
-------------------------------        -----     -------     -------     -------

Cash flows from operating activities
Cash (used in) / generated from
operations                              14         (44)        (62)        875
Interest paid                                      (53)        (55)       (101)
Tax paid                                           (26)        (23)        (65)
-------------------------------        -----     -------     -------     -------
Net cash (used in) / generated from
operating activities                              (123)       (140)        709

Cash flows from investing activities
Acquisition of subsidiary, net of
cash acquired                                     (273)        (28)       (246)
Acquisition of joint ventures and
associates                                          (4)         (4)         (7)
Purchase of property, plant and
equipment (PPE)                                    (33)        (40)        (76)
Proceeds from sale of PPE                            1           1           3
Purchase of intangible assets                       (8)         (3)        (24)
Investment in pre-publication                     (112)        (93)       (222)
Purchase of other financial assets                   -           -          (2)
Disposal of subsidiary, net of cash
disposed                                             6         367         376
Disposal of joint ventures and
associates                                           -          54          54
Interest received                                   13          10          29
Dividends received from joint
ventures and associates                             14           1          14
-------------------------------        -----     -------     -------     -------
Net cash (used in) / generated from
investing activities                              (396)        265        (101)

Cash flows from financing activities
Proceeds from issue of ordinary
shares                                               3           2           4
Purchase of treasury shares                        (27)        (11)        (21)
Proceeds from borrowings                           477         203           -
Repayment of borrowings                            (11)        (10)        (79)
Finance lease principal payments                    (2)         (1)         (3)
Dividends paid to Company's
shareholders                                      (136)       (125)       (205)
Dividends paid to minority
interests                                            -           -         (17)
-------------------------------        -----     -------     -------     -------
Net cash generated from / (used in)
financing activities                               304          58        (321)

Effects of exchange rate changes on
cash and cash equivalents                          (21)         23          13
-------------------------------        -----     -------     -------     -------
Net (decrease) / increase in cash
and cash equivalents                              (236)        206         300

Cash and cash equivalents at the
beginning of the period                            844         544         544
-------------------------------        -----     -------     -------     -------
Cash and cash equivalents at the
end of the period                                  608         750         844


For the purposes of the cash flow statement, cash and cash equivalents are included net of overdrafts repayable on demand. These overdrafts are excluded from the definition of cash and cash equivalents disclosed on the balance sheet.



Notes to the condensed consolidated financial statements for the six months to 30 June 2006


1.       Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with the Listing Rules of the Financial Services Authority and in accordance with EU-adopted International Financial Reporting Standards (IFRS) and IFRIC interpretations.

The condensed consolidated financial statements have also been prepared in accordance with the accounting policies set out in the 2005 Annual Report and have been prepared under the historical cost convention as modified by the revaluation of financial assets and liabilities (including derivative instruments) at fair value.

The preparation of condensed consolidated financial statements requires the use of certain critical accounting assumptions. It also requires management to exercise its judgement in the process of applying the Company's accounting policies. The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the condensed consolidated financial statements have been set out in the 2005 Annual Report.

The 2005 Annual Report refers to new standards effective from 1 January 2006. None of these standards have had a material impact in these financial statements.

Notes to the condensed consolidated financial statements continued for the six months to 30 June 2006.


2.       Segment information

The Group is organised into five primary business segments: School, Higher Education, Penguin, Financial Times Publishing and Interactive Data Corporation
(IDC). Our remaining business group, Professional, brings together a number of education publishing, testing and services businesses and does not meet the criteria for classification as a 'segment' under IFRS.


--------------------------------            -------       -------       -------

                                               2006          2005          2005
all figures in GBP millions               half year     half year     full year
--------------------------------            -------       -------       -------

Sales
School                                         625           518         1,295
Higher Education                               206           192           779
Professional                                   316           243           589
--------------------------------             -------       -------       -------
Pearson Education                            1,147           953         2,663
FT Publishing                                  179           164           332
IDC                                            165           143           297
--------------------------------             -------       -------       -------
FT Group                                       344           307           629
Penguin                                        387           353           804
--------------------------------             -------       -------       -------
Total sales                                  1,878         1,613         4,096

Adjusted operating profit
School                                          36            16           147
Higher Education                               (53)          (45)          156
Professional                                    17             8            45
--------------------------------             -------       -------       -------
Pearson Education                                -           (21)          348
FT Publishing                                   13             6            21
IDC                                             42            38            80
--------------------------------             -------       -------       -------
FT Group                                        55            44           101
Penguin                                         18            13            60
--------------------------------             -------       -------       -------
Adjusted operating profit - continuing
operations                                      73            36           509
Adjusted operating profit - discontinued
operations                                       -            (3)           (3)
--------------------------------             -------       -------       -------
Total adjusted operating profit                 73            33           506

Adjusted operating profit - continuing
operations                                      73            36           509
Amortisation of acquired intangibles            (9)           (3)          (11)
Other gains and losses                           -            40            40
Other net finance costs of associates            1             -            (2)
--------------------------------             -------       -------       -------
Operating profit                                65            73           536


In our adjusted operating profit, we have excluded amortisation of acquired intangibles, other gains and losses and other net finance costs of associates. The amortisation of acquired intangibles is not considered to be fully reflective of the underlying performance of the Group. Other gains and losses represent profits and losses on the sale of subsidiaries, joint ventures, associates and investments that are included within continuing operations but which distort the performance for the year. Other net finance costs of associates are the equivalent of the Company's own net finance costs that are excluded in adjusted earnings (see note 4). Discontinued operations relate to the disposal of the Group's interest in Recoletos (see note 8).



Notes to the condensed consolidated financial statements continued for the six months to 30 June 2006


3.       Other net gains and losses
--------------------------------            -------       -------       -------
                                              2006           2005          2005
all figures in GBP millions               half year     half year     full year
--------------------------------            -------       -------       -------

Profit on sale of interest in MarketWatch        -            40            40
--------------------------------            -------       -------       -------
Total other net gains and losses                 -            40            40


Other net gains and losses represent profits and losses on the sale of subsidiaries, joint ventures, associates and investments that are included within continuing operations.


4.       Net finance costs
--------------------------------                      -------  -------  -------
                                                         2006     2005     2005
all figures in GBP millions                              half     half     full
                                                         year     year     year
--------------------------------                      -------  -------  -------

Net interest payable                                     (44)     (35)     (77)
Finance cost re employee benefits                          2       (4)      (7)
Net foreign exchange gains                                 3       10       12
Other gains on financial instruments in a hedging
relationship:
  - fair value hedges                                      -        1        -
  - net investment hedges                                 (1)       2        3
Other gains / (losses) on financial instruments not
in a hedging relationship:
  - amortisation of transitional adjustment on bonds       5        5        7
  - derivatives                                           (5)      (4)      (8)
--------------------------------                      -------  -------  -------
Net finance costs                                        (40)     (25)     (70)

Finance costs                                            (70)     (69)    (132)
Finance income                                            30       44       62
--------------------------------                      -------  -------  -------
Net finance costs                                        (40)     (25)     (70)

Analysed as:
Net interest payable                                     (44)     (35)     (77)
Finance cost re employee benefits                          2       (4)      (7)
--------------------------------                     -------  -------  -------
Net finance cost reflected in adjusted
earnings                                                 (42)     (39)     (84)
Other net finance income                                   2       14       14
--------------------------------                      -------  -------  -------
Net finance costs                                        (40)     (25)     (70)


Fair value gains and losses on financial instruments are analysed between three elements: net interest payable, foreign exchange and other gains and losses. For the purposes of adjusted earnings we have excluded foreign exchange and other gains and losses as they represent short-term fluctuations in market value and are subject to significant volatility. These gains and losses may not be realised in due course as it is normally the intention to hold these instruments to maturity. The increased volatility has been introduced as a result of adopting IAS 39 'Financial Instruments: Recognition and Measurement' as at 1 January 2005.



Notes to the condensed consolidated financial statements continued for the six months to 30 June 2006

5.       Profit before tax
--------------------------------               -------     -------     -------
                                                 2006        2005        2005
all figures in GBP millions                 half year   half year   full year
--------------------------------               -------     -------     -------

Profit before tax                                 25          48         466
Add back: amortisation of acquired
intangibles (see note 2)                           9           3          11
Add back: other gains and losses (see note
2)                                                 -         (40)        (40)
Add back: other net finance costs of
associates (see note 2)                           (1)          -           2
Add back: other finance income (see note
4)                                                (2)        (14)        (14)
--------------------------------               -------     -------     -------
Adjusted profit before tax - continuing
operations                                        31          (3)        425
Adjusted profit before tax - discontinued
operations                                         -          (3)         (3)
--------------------------------               -------     -------     -------
Total adjusted profit before tax                  31          (6)        422


6.       Taxation
------------------------------                    -------    -------    -------
                                                    2006       2005       2005
all figures in GBP millions                     half year  half year  full year
-------------------------------                   -------    -------    -------

Income tax charge                                     (8)        (2)      (124)
Add back: tax benefit on amortisation
of acquired intangibles                               (3)        (1)        (4)
Add back: tax benefit on other gains
and losses                                             -          -         (4)
Add back: tax charge on other finance
income                                                 1          4          3
--------------------------------                  -------    -------    -------
Adjusted income tax charge -
continuing operations                                (10)         1       (129)
Adjusted income tax charge -
discontinued operations                                -          1          1
-------------------------------                   -------    -------    -------
Total adjusted income tax charge                     (10)         2       (128)

Tax rate reflected in adjusted earnings             32.0%      32.0%      30.3%


Included  within the  income  tax charge is an amount of GBP1m  (2005 half year:
GBPnil, 2005 full year: GBP26m) relating to UK tax.



Notes to the condensed consolidated financial statements continued for the six months to 30 June 2006


7.       Earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company (earnings) by the weighted average number of ordinary shares in issue during the period, excluding ordinary shares purchased by the Company and held as treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable if applicable to account for any tax consequences that might arise from conversion of those shares.


In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented which excludes certain items as set out below. The Company's definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.


-------------------------------                       -------  -------  -------
                                                        2006     2005     2005
all figures in GBP millions                             half     half     full
                                                        year     year     year
-------------------------------                       -------  -------  -------

Earnings                                                   7      337      624
Adjustments to exclude profit for the year from
discontinued operations:
Profit for the period from discontinued
operations                                                 -     (300)    (302)
-----------------------------------                   -------  -------  -------
Earnings - continuing operations                           7       37      322

Earnings                                                   7      337      624
Adjustments:
Amortisation of acquired intangibles                       9        3       11
Other gains and losses                                     -      (40)     (40)
Other net finance costs of associates                     (1)       -        2
Other finance income                                      (2)     (14)     (14)
Profit on sale of discontinued
operations (see note 8)                                    -     (304)    (306)
Taxation on above items                                   (2)       5       (3)
Minority interest share of above items                    (2)      (1)      (2)
-------------------------------                       -------  -------  -------
Adjusted earnings / (loss)                                 9      (14)     272
Amortisation of acquired intangibles
(net of taxation and minority interest)                   (5)      (1)      (5)
-----------------------------------                    -------  -------  -------
Adjusted earnings / (loss) including
amortisation of acquired intangibles                       4      (15)     267

Weighted average number of shares
(millions)                                             798.4    797.0    797.9
Effect of dilutive share options                         1.5      1.0      1.1
Weighted average number of shares
(millions) for diluted earnings                        799.9    798.0    799.0

Earnings per share from continuing and discontinued operations
Basic                                                    0.9p    42.3p    78.2p
Diluted                                                  0.9p    42.2p    78.1p

Earnings per share from continuing operations
Basic                                                    0.9p     4.6p    40.4p
Diluted                                                  0.9p     4.6p    40.3p

Adjusted earnings / (loss) per share                     1.1p    (1.8)p   34.1p
Adjusted earnings per share including
amortisation of acquired intangibles                     0.5p    (1.9)p   33.5p



Notes to the condensed consolidated financial statements continued for the six months to 30 June 2006

8.       Discontinued operations

Discontinued operations relate to the sale of Pearson's 79% interest in Recoletos Grupo de Communicacion S.A. The transaction became unconditional on approval from the Spanish regulatory authorities in February 2005. The results of Recoletos were consolidated for the period to 28 February 2005 and are included in profit from discontinued operations shown in the table below.


--------------------------------            -------       -------       -------
                                               2006          2005          2005
all figures in GBP millions               half year     half year     full year
--------------------------------            -------       -------       -------

Sales                                            -            27            27

Operating loss                                   -            (3)           (3)
Net finance income                               -             -             -
--------------------------------             -------       -------       -------
Loss before tax                                  -            (3)           (3)
Attributable tax benefit                         -             1             1
Profit on disposal of discontinued
operations                                       -           304           306
Attributable tax expense                         -            (2)           (2)
--------------------------------             -------       -------       -------
Profit for the period from discontinued
operations                                       -           300           302


9.       Dividends
--------------------------------            -------       -------       -------
                                              2006           2005          2005
all figures in GBP millions              half year      half year     full year
--------------------------------            -------       -------       -------

Amounts recognised as distributions to
equity holders in the period                  136           125           205



The directors are proposing an interim dividend of 10.5p per equity share, payable on 22 September 2006 to shareholders on the register at the close of business on 25 August 2006. This dividend has not been included as a liability as at 30 June 2006. A 10.5p interim dividend represents a cash payment of GBP84m (2005: 10.0p or GBP80m).


10.    Exchange rates

Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar. The relevant rates are as follows:


--------------------------------          -------        -------        -------
                                            2006            2005           2005
                                       half year       half year      full year
--------------------------------          -------        -------        -------

Average rate for profits                    1.79           1.87           1.81
Period end rate                             1.85           1.79           1.72



Notes to the condensed consolidated financial statements continued for the six months to 30 June 2006


11.    Intangibles
--------------------------------          -------        -------        -------

                                             2006           2005           2005
all figures in GBP millions             half year      half year      full year
--------------------------------          -------        -------        -------

Goodwill                                   3,677          3,385          3,654
Other intangibles                            192            121            200
--------------------------------           -------       -------        -------
Total intangibles                          3,869          3,506          3,854


Pearson has made a number of acquisitions in the six months to 30 June 2006 including Promissor, a computerised testing provider focused on the regulatory market in the US, National Evaluation Systems, the leading provider of customised state assessments for teacher certification in the US and Paravia Bruno Mondadori, one of Italy's leading educational publishers. Net consideration paid for all acquisitions in the six months to June 2006 was GBP273m and provisional goodwill recognised was GBP252m. Intangible asset allocation reviews are in progress for these acquisitions and should be finalised in the second half of 2006. In total the acquisitions made in the six months to 30 June 2006 contributed an additional GBP40m of sales and GBP8m of operating profit.


12.    Net debt
-------------------------------           -------        -------        -------
                                            2006            2005           2005
all figures in GBP millions            half year       half year      full year
-------------------------------           -------        -------        -------

Non current assets
Derivative financial instruments              39             63             79
Current assets
Derivative financial instruments              31             49              4
Cash and cash equivalents                    649            810            902
Non current liabilities
Borrowings                                (1,703)        (1,832)        (1,703)
Derivative financial instruments             (37)            (5)           (22)
Current liabilities
Borrowings                                  (590)          (368)          (256)
Derivative financial instruments               -            (15)             -
-------------------------------            -------        -------        -------
Total net debt                            (1,611)        (1,298)          (996)



Notes to the condensed consolidated financial statements continued for the six months to 30 June 2006


13.    Reconciliation of movements in equity
-------------------------------                     -------   -------   -------
                                                      2006       2005      2005
all figures in GBP millions                      half year  half year full year
-------------------------------                     -------   -------   -------

Attributable to equity holders of the
Company
Total recognised income and expense for
the period                                            (125)      497       989
Share-based payment charge                              12        11        23
Shares issued                                            3         2         4
Cumulative translation adjustment
disposed                                                 -       (14)      (14)
Treasury shares purchased                              (27)      (11)      (21)
Dividends to equity holders of the
Company                                               (136)     (125)     (205)
-----------------------------------                  -------   -------   -------
Net movement for the period                           (273)      360       776
Attributable to equity holders of the
Company at the beginning of the period               3,564     2,800     2,800
Transition adjustment on adoption of
IAS 39                                                   -       (12)      (12)
-----------------------------------                  -------   -------   -------
Attributable to equity holders of the
Company at the end of the period                     3,291     3,148     3,564

Minority interests                                     173       146       169
-----------------------------------                  -------   -------   -------
Total equity                                         3,464     3,294     3,733



Notes to the condensed consolidated financial statements continued for the six months to 30 June 2006


14.    Cash flows
-------------------------------                       -------  -------  -------
                                                         2006     2005     2005
all figures in GBP millions                              half     half     full
                                                         year     year     year
-------------------------------                       -------  -------  -------

Reconciliation of profit for the period to net cash
generated from operations
Profit for the period                                     17      346      644
Income tax                                                 8        3      125
Depreciation and amortisation charges                    137      119      301
Loss on sale of property, plant and
equipment                                                  1        -        -
Net finance costs                                         40       25       70
Profit on sale of subsidiaries and
associates                                                 -     (344)    (346)
Share of results of joint ventures and
associates                                               (10)      (8)     (14)
Net foreign exchange gains from
transactions                                               1        5       39
Share-based payments                                      12       11       23
Inventories                                              (96)     (70)     (17)
Trade and other receivables                                5      (31)      (4)
Trade and other payables                                (141)    (104)      71
Provisions                                               (18)     (14)     (17)
-------------------------------                       -------  -------  -------
Net cash generated from operations                       (44)     (62)     875

Dividends from joint ventures and
associates                                                14        1       14
Net purchase of PPE including finance
lease principal payments                                 (34)     (40)     (75)
Purchase of intangibles                                   (8)      (3)     (24)
Investment in pre-publication                           (112)     (93)    (222)
Add back: Cash spent against
integration and fair value provisions                      1        1        2
-------------------------------                       -------  -------  -------
Pearson operating cash flow                             (183)    (196)     570
Operating tax paid                                       (26)     (23)     (65)
Operating finance charges paid                           (40)     (34)     (65)
-------------------------------                       -------  -------  -------
Operating free cash flow                                (249)    (253)     440
Non operating finance charges paid                         -      (11)      (7)
Integration and fair value spend                          (1)      (1)      (2)
-------------------------------                       -------  -------  -------
Total free cash flow                                    (250)    (265)     431
Dividends paid (including minorities)                   (136)    (125)    (222)
-------------------------------                       -------  -------  -------
Net movement of funds from operations                   (386)    (390)     209



Included in net cash generated from operations is an amount of GBPnil (2005 half year: GBP(6)m, 2005 full year: GBP(6)m) relating to discontinued operations.

Operating cash flow, operating free cash flow and total free cash flow have been disclosed as they are part of Pearson's corporate and operating measures.


 SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 31 July, 2006

                             By:   /s/ STEPHEN JONES
                            -----------------------
                                   Stephen Jones
                                   Deputy Secretary